UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

In connection with the transition of its main business from lending to asset management, supplier chain financing and business factoring, the Registrant has expanded its business geography to Yangzi River Economic Zone in China. Accordingly, on December 31, 2019, the Board of Directors of the Registrant approved to change its address of principal executive office and mailing address to 147 Ganshui Lane, Yuhuangshannan Fund Town, Shangcheng District, Hangzhou, Zhejiang, China. The Board of Directors also approved to change its phone number to +86 571 8662 1775. Both changes were effective December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: December 31, 2019	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer

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